Exhibit 99.14

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “Technical Report on the Hairhan Uranium Exploration Property in Mongolia” dated March 23, 2011, and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 19, 2014

/s/ Hrayr Agnerian
Hrayr Agnerian, M.Sc. (Applied), P.Geo.
Roscoe Postle Associates Inc.